Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

UNIVERSAL CORPORATION

	Fiscal Year Ended March 31,				Nine-Month Transition Year Ended March 31, 2004
	2008	2007	2006	2005
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$166,782	$120,642	$533	$109,756	$134,062
Fixed charges (net of interest capitalized)	43,675	55,491	62,703	43,451	26,444
Distribution of earnings from unconsolidated affiliates	9,189	7,878	21,845	4,613	4,496

Total Earnings	$219,646	$184,011	$85,081	$157,820	$165,002

Fixed Charges and Preference Dividends
Interest expense	$41,908	$53,794	$60,787	$41,599	$25,208
Interest capitalized	—	—	799	498	449
Amortization of premiums, discounts, and debt issuance costs	1,767	1,697	1,916	1,852	1,236

Total Fixed Charges	43,675	55,491	63,502	43,949	26,893
Dividends on convertible perpetual preferred stock (pretax)	22,846	22,592	—	—	—

Total Fixed Charges and Preference Dividends	$66,521	$78,083	$63,502	$43,949	$26,893

Ratio of Earnings to Fixed Charges	5.03	3.32	1.34	3.59	6.14

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.30	2.36	1.34	3.59	6.14